UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _____________

Commission file number: 0-19599

World Acceptance Corporation
Retirement Savings Plan
108 Frederick Street
Greenville, South Carolina 29607
(Full title of the plan and the address of the plan)

World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2007 and 2006
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2007 and 2006
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2007

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit 23
Consent of Independent Registered Public Accounting Firm

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule I – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2007	10

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
World Acceptance Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of World Acceptance Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ KPMG LLP

Greenville, South Carolina
June 27, 2008

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Money market funds	$57,181	88,477
Pooled separate accounts	14,643,392	12,224,294
Participant loans	840,629	126,828
Common stock	1,074,398	2,033,029
Stable asset fund	4,288,852	3,862,387
Total investments, at fair value	20,904,452	18,335,015

Contributions receivable:
Employer	44,676	33,152
Participant	109,155	85,008
Other	-	34,576
	153,831	152,736
Total assets	21,058,283	18,487,751
Liabilities:
Refund payable for excess contributions	164,128	45,301
Net assets	20,894,155	18,442,450
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	114,430	-
	$21,008,585	18,442,450

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(661,031)	2,103,212
Interest and dividend income	1,081,561	316,797
Total investment income	420,530	2,420,009
Contributions:
Employer	1,018,737	774,400
Employee	2,543,487	1,867,274
Rollovers	1,765	11,455
Other	-	34,576
Total contributions	3,563,989	2,687,705
Total additions	3,984,519	5,107,714
Deductions from net assets attributed to:
Benefits paid to participants	1,418,384	1,116,341
Administrative expenses	-	2,730
Total deductions	1,418,384	1,119,071

Net increase in net assets	2,566,135	3,988,643
Net assets available for benefits at beginning of year	18,442,450	14,453,807
Net assets available for benefits at end of year	$21,008,585	18,442,450

See accompanying notes to financial statements.

(1)	Description of Plan

The following description of the World Acceptance Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, which was formed in February 1993, is a defined-contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the Plan Sponsor or Employer), who meet certain eligibility requirements, may elect to become participants in the Plan. Wachovia Bank, N.A. served as the Plan’s trustee through November 30, 2006. Effective December 1, 2006, Reliance Trust Company became the Plan’s trustee. However, Reliance is only the custodian of the World Stock fund. The Standard is the custodian of all other Plan assets.

(b)	Administrative Costs

Substantially all administrative costs of the Plan were paid by the Plan Sponsor through November 2006. Effective December 1, 2006, substantially all administrative costs of the Plan are paid by the Plan.

(c)	Contributions

The Plan provides for participant contributions on a pretax compensation reduction basis. Through November 2006, participants could elect to contribute to the Plan by deferring up to 25% of annual compensation up to specified maximum amounts. Effective December 1, 2006, participants may elect to contribute to the Plan by deferring up to 100% of annual compensation up to specified maximum amounts. The Plan Sponsor matches specified percentages of employee contributions, as determined by the Employer’s board of directors. In applying the matching percentage, only employee contributions up to a maximum of 6% of compensation are eligible. The Plan Sponsor may also contribute a discretionary nonelective Employer contribution as determined annually by the board of directors.

Effective January 1, 2002, the Plan adopted changes related to the Economic Growth and Tax Relief Reconciliation Act of 2001, which allows certain participants a $5,000 catch-up contribution in 2007 and 2006. Catch-up contributions totaled $34,697 in 2007 and $29,140 in 2006.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Percent of
nonforfeitable
Years of service	interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

(f)	Investment Options

A participant may direct employee contributions in 1% increments in a variety of investment options. Participants may make changes in their investment elections at any time. Participants may change their deferral percentage no more than four times annually effective December 1, 2006. Prior to December 1, 2006, participants could change their deferral percentage no more than twice annually.

(g)	Participant Loans Receivable

Effective December 1, 2006, the Plan allows participants to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as deductions from participant accounts and accounted for separately. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Loans outstanding at December 31, 2007 have a range of interest rates from 7.75% to 8.25%.

(h)	Payment of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

(i)	Forfeitures

Forfeitures are used to reduce employer contributions to the Plan. Forfeitures used as a reduction of employer contributions were $56,893 and $44,804 in 2007 and 2006, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investments

At December 31, 2007 and 2006, the Plan’s investments included pooled separate accounts, World Acceptance Corporation common stock, the Stable Asset Fund, participant loans receivable, and interest bearing cash. Pooled separate accounts and World Acceptance Corporation common stock are stated at fair value based on the most current quoted market prices. The Stable Asset Fund represents a deposit administration contract. See “Note 6-Deposit Administration Contract”. Interest-bearing cash and participant loans receivable are stated at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Contribution Refund

Refunds payable to participants at December 31, 2007 and 2006 were $164,128 and $45,301, respectively. These refunds were due to excess contributions, which were refunded to participants in 2008 for the year ended December 31, 2007 and in 2007 for the year ended December 31, 2006.

(d)	Payment of Benefits

Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	New Accounting Pronouncements

In 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The FSP also requires that the Statement of Net Assets Available for Benefits present both the fair value of the Plan’s investments and the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Fair value of the investment contracts approximates contract value in 2006; therefore, the adjustment from fair value to contract value is not presented on the Statement of Net Assets Available for Benefits for fully benefits-responsive investment contracts in 2006.

Effective January 1, 2007, the Plan adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of the FASB Statement No. 109 (“FIN 48”). FIN 48 requires an entity to determine whether it is more-likely-than-not that a tax position will be sustained in the event of examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The adoption of FIN 48 did not have a material impact on the Plan’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which permits a one-year deferral of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Plan Management does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

(g)	Investment Risk

The Plan provides for investments that are exposed to risk, such as interest rate, credit, and market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that changes could materially affect the amounts reported in the financial statements.

The plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

(3)	Plan Termination

Although it has not expressed any intent to do so, World Acceptance Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The Plan has adopted a prototype plan designed by PFPC, Inc. The prototype plan obtained an opinion letter dated August 7, 2001, which states that the form of the plan identified as a prototype non-standardized profit sharing plan with CODA is acceptable under Section 401 of the Internal Revenue Code (the "Code") for use by employers for the benefit of their employees. The Plan has been amended since adopting the prototype plan: however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and believes that the Plan continues to qualify and to operate as designed.

As the result of an examination by the Internal Revenue Service for the 2002 Plan year, corrective employer contributions were made on February 15, 2007 and accepted by the Internal Revenue Service June 4, 2007. The total amount of contributions, including earnings, was $34,576 and resulted from the failure of the Plan Sponsor to defer and match contributions related to Christmas bonus compensation and errors in vesting on participants who received a distribution. In addition, the Plan Sponsor was required to pay a sanction to the Internal Revenue Service of $60,000.

(5)	Investments and Net Appreciation in Fair Value of Investments

The following presents individual investments at fair value that represent 5% or more of the Plan’s net assets:

	December 31,
	2007	2006
BlackRock LC Value I	$1,329,791	1,131,500
Davis New York Venture Y	1,820,616	1,530,606
Vanguard Morgan Growth	2,006,269	1,673,489
Vanguard Extended Market Index	1,862,031	1,631,328
Rainier Small/Mid Cap Eq Instl	1,350,751	1,046,498
Allianz NFJ Small Cap Value	1,027,892	1,031,159
Dodge and Cox Instl Stock	2,219,314	1,906,850
Stable Asset Fund II	4,288,852	3,862,387
World Acceptance Corporation common stock, at quoted market price	1,074,398	2,033,029

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(661,031) and $2,103,212, respectively, as follows:

	2007	2006
Pooled Separate Accounts	$106,447	(262,392)
Mutual funds	–	1,301,257
Collective trust fund	–	99,111
Common stock	(767,478)	965,236
	$(661,031)	2,103,212

(6)	Deposit Administration Contract

The Stable Asset Fund II represents a deposit administration contract (Contract) entered into by the Plan with the Plan’s recordkeeper, Standard Insurance Company (Standard). Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the Contract, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for credit risk of Contract issuer or otherwise.

The contract crediting rate is established at the end of each quarter and is guaranteed for five years. Because the contract crediting rate is reset at the end of each quarter at the current portfolio rate basis, the appropriate discount rate used in the calculation of the fair value equals the contract crediting rate. The effective annual crediting rate and yield for the Contract was approximately 3.7% for the years ending December 31, 2007 and 2006.

There are no events that limit the ability of the plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer. Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring. Standard may terminate the contract with 30 days advance written notice to the contract owner.

(7)	Related Party Transactions

Certain Plan assets are units of pooled separate accounts and deposit administration contracts managed by Standard. Standard is the Recordkeeper as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The Recordkeeper receives investment and administrative fees as a result of these activities. Interest income of $162,202 and $20,251 were paid by the Recordkeeper to the Plan in 2007 and 2006. The Plan assets also include shares of World Acceptance common stock. The Company is the Plan Sponsor: therefore, these investment transactions qualify as party in interest transactions. Investment in company stock is participant directed.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$21,008,585	18,442,450
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(114,430)	-
Net assets available for benefits per the Form 5500	$20,894,155	18,442,450

The following is a reconciliation of investment income per the financial statements to the Form 5500:

2007
Total investment income per the financial statements	$420,530
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(114,430)
Total investment income per the Form 5500	$306,100

Schedule 1
WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

		(c)
(a)	(b)	Description of investment
Party	Identity of issue,	including maturity date, rate of		(e)
in-	borrower, lessor,	interest, collateral,	(d)	Current
interest	or similar party	par or maturity value	Cost	value
	Money Market Funds:
	Fidelity	Fidelity Institutional Money Market FDS T	**	$57,181

	Pooled separate accounts:
*	Standard Insurance Company	Separate Account A American Beacon Balanced Instl	**	389,646
*	Standard Insurance Company	Separate Account A Harbor Bond Instl	**	771,653
*	Standard Insurance Company	Separate Account A Oppenheimer Main St Small Cap Y	**	123,938
*	Standard Insurance Company	Separate Account A BlackRock LC Value I	**	1,329,791
*	Standard Insurance Company	Separate Account A Davis New York Venture Y	**	1,820,616
*	Standard Insurance Company	Separate Account A Vanguard 500 Index Signal	**	464,194
*	Standard Insurance Company	Separate Account A Goldman Sachs Mid Cap Value I	**	873,809
*	Standard Insurance Company	Separate Account A Vanguard Morgan Growth Adml	**	2,006,269
*	Standard Insurance Company	Separate Account A Vanguard Extended Market Index	**	1,862,031
*	Standard Insurance Company	Separate Account A Rainier Small/Mid Cap Eq Instl	**	1,350,751
*	Standard Insurance Company	Separate Account A Allianz NFJ Small Cap Value	**	1,027,892
*	Standard Insurance Company	Separate Account A Jennison Small Company Z	**	188,568
*	Standard Insurance Company	Separate Account A Oppenheimer Global Y	**	214,920
*	Standard Insurance Company	Separate Account A Dodge and Cox Instl Stock	**	2,219,314

*	Participant Loans	Interest rates from 7.75% to 8.25% and maturity dates through October 31, 2012	$0.00	840,629

	Common Stock:
*	World Acceptance Corporation	Common stock, no par value (quoted at fair value)	**	1,074,398

*	Standard Insurance Company	Stable Asset Fund II-deposit administrative contract	**	4,288,852

		Total		$20,904,452

* Indicates party-in-interest to the Plan.

** Cost information has not been included in column (d) because all investments are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
	By:	World Acceptance Corporation Retirement
Savings Plan Advisory Committee

Date: June 27, 2008	By:	/s/ A. Alexander McLean III
A. Alexander McLean, III, Committee Member,
Chairman and Chief Executive Officer

	By:	/s/ Kelly M. Malson
Kelly M. Malson, Committee Member, Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors
World Acceptance Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-14399) on Form S-8 of World Acceptance Corporation of our report dated June 27, 2008, with respect to the statements of net assets available for benefits of the World Acceptance Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, as well as the related financial statement schedule, which report appears in the December 31, 2007 annual report on Form 11-K of the World Acceptance Corporation Retirement Savings Plan.

/s/ KPMG LLP

Greenville, South Carolina
June 27, 2008